VIA EDGAR

November 16, 2012

Mr. Max A. Webb
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    AMR Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 15, 2012
File No. 001-08400

American Airlines, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 15, 2012
File No. 001-02691

Dear Mr. Webb,
We are responding to your comment letter dated November 6, 2012 (the “Staff Letter”) to Thomas W. Horton, Chief Executive Officer of AMR Corporation (“AMR”), relating to the AMR Form 10-K for the fiscal year ended December 31, 2011 and to the Form 10-K for the fiscal year ended December 31, 2011 filed by American Airlines, Inc., a wholly-owned subsidiary of AMR (“American”).
For ease of reference, we have repeated the comments in the Staff Letter below in bold text, followed by our response.
AMR Corporation Form 10-K for the Fiscal Year Ended December 31, 2011
Legal Proceedings, page 25

1.
Please confirm that in future filings you will disclose the amount of relief sought in material pending legal proceedings. We note for example Turner v. American Airlines, Ronald A. Katz Technology Licensing, L.P. v. American Airlines, Inc., et al., and the December 22, 2011 Travelport counterclaims.

In future filings, beginning with AMR's Form 10-K for the fiscal year ended December 31, 2012, AMR will ensure that the disclosure under Item 103 (Legal Proceedings) includes the amount of relief sought, if any is quantified, in all material pending legal proceedings.

2.
We note the statements on pages 25 through 27 that the outcomes of various proceedings “could have a material adverse impact on the Company.” However on page 81 you state that “[i]n the opinion of management, liabilities, if any, arising from these claims and litigation will not have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows, after consideration of available insurance.” Please confirm that in future filings you will reconcile these disclosures.

In future filings, beginning with AMR's Form 10-K for the fiscal year ended December 31, 2012, AMR will ensure that it reconciles all disclosures under Item 103 (Legal Proceedings) and the footnote disclosure related to material pending legal proceedings contained in the financial statements included in such filings.
American Airlines Inc. Form 10-K for the Fiscal Year Ended December 31, 2011
Legal Proceedings, page 24

3.
Please confirm that in future filings you will disclose the amount of relief sought in material pending legal proceedings. We note for example Turner v. American Airlines, Ronald A. Katz Technology Licensing, L.P. v. American Airlines, Inc., et al., and the December 22, 2011 Travelport counterclaims.

In future filings, beginning with American's Form 10-K for the fiscal year ended December 31, 2012, American will ensure that the disclosure under Item 103 (Legal Proceedings) includes the amount of relief sought, if any is quantified, in all material pending legal proceedings.

4.	We note the statements on pages 24 through 26 that the outcomes of various proceedings “could have a material adverse impact on the Company.” However on page 68 you state that “[i]n the opinion of management, liabilities, if any, arising from these claims and litigation will not have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows, after consideration of available insurance.” Please confirm that in future filings you will reconcile these disclosures.
In future filings, beginning with American's Form 10-K for the fiscal year ended December 31, 2012, American will ensure that it reconciles all disclosures under Item 103 (Legal Proceedings) and the footnote disclosure related to material pending legal proceedings contained in the financial statements included in such filings.
Each of AMR and American acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff's assistance in this process and would be pleased to discuss with you at your earliest convenience any additional comments the staff may have.

Very truly yours,

/s/Isabella D. Goren
Isabella D. Goren
Senior Vice President and Chief Financial Officer